Exhibit 99.1

Chairman’s Address 2021 Annual General Meeting

I am pleased to present my Chairman’s address at this year’s Annual General Meeting. For the second year in a row, we do this under unique circumstances, and we appreciate the involvement of our shareholders and our corporate partners in today’s virtual setting.

FY 21 was a significant year for Alterity and for me personally as I handed the CEO reigns to Dr David Stamler.

For those who might be newer to the Alterity story, Dr Stamler joined us in June 2017 as Chief Medical Officer and Senior Vice President Clinical Development, and he has partnered with me on presenting and advancing our scientific, clinical, and corporate opportunities globally.

Dr Stamler has an exceptional track record in bringing new treatments in neurodegenerative disease to market, and therefore brings a deep understanding of the diseases we are seeking to cure.

Our opportunity is big, and we are motivated by our purpose to give people living with debilitating neurodegenerative diseases an alternate future. A future where our therapies change the course of their disease, treat their symptoms, and significantly improve both quality and duration of life.

Globally, we are seeing the convergence of several big themes. Treatments for the underlying causes of the ageing mind like Alzheimer’s disease have eluded scientists, clinicians, and big pharma. However, we are starting to see progress with recent drug approvals that give hope to the large populations around the world who will develop these diseases in the future.

True also for other neurodegenerative diseases, such as Parkinsonian disorder which we are focused. These have no cure, few treatments of symptoms, and are equally debilitating. The need for treatments that can alter the future for these patients has never been greater and this remains an important focus for our entire team at Alterity.

Our science targets misfolding and aggregating proteins and places us at the intersection of these diseases I’ve just referenced. Our lead compound ATH434 has shown that it inhibits the aggregation of pathological proteins implicated in many neurogenerative diseases. Our drug reduces abnormal accumulation of proteins in the brain to restore brain function. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) – our first disease indication.

We remain highly focused on the current goal to advance ATH434 to a Phase 2 study in the first quarter of the 2022 calendar year. We continue to collect vital observational data in our natural history study of MSA called BioMUSE, which has exceeded its original enrollment goals and has been expanded.

These data have allowed us to understand how the disease behaves in our target patient population so we can optimize the design of this trial and maximize the chances of success.

Our scientific hypothesis is gaining acceptance and pace with scientific audiences, evidenced through the increasing number of publications featuring ATH434, and the scientific and clinical conferences we presented at throughout the year. These conferences gather the world’s leading authorities in neurodegenerative disease, all sharing a common goal to enable a new generation of improved treatments for patients.

We expanded our intellectual property portfolio with two new US patents that cover novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in many neurodegenerative conditions including Alzheimer’s and Parkinson’s. This is important as we start to look to future opportunities for Alterity.

We are also continuing to engage closely with regulators around the world as we near the commencement of our trial with MSA patients. Given there is no approved treatment for MSA, there is currently no regulatory precedence for defining the most suitable patient population or clinical endpoints in efficacy studies. We were therefore grateful for the guidance we received from the European Medicines Agency on key aspects of our trial, which included our intention to enrol early-stage MSA patients and to utilize biomarkers to accurately diagnose these patients prior to enrolment. We strongly believe that improving diagnostic accuracy and targeting early- stage patients will enable Alterity to maximize the opportunity to demonstrate the efficacy of our drug as a disease modifying therapy.

We were also well supported by the investment community in both Australia and the United States in raising capital to support the conduct of the trial. We thank our new and existing shareholders for their support as we head towards this important milestone.

Finally, on behalf of the Board, I’d like to thank Dr Stamler and his executive team, and all our scientific and operational staff and partners around the world for their efforts over the last year.

We have an aligned purpose and whilst our steps forward might sometimes seem small, they are all important in moving toward us achieving our ambition of giving hope to patients and families for an alternate future.

Thank you.

END

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various forms of Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying suchstatements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent productscomingtomarket, the uncertaintyof obtaining patent protectionfor the Company's intellectualproperty or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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